HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL 804 - 788 - 8200 FAX 804 - 788 - 8218
FILE NO: 64847.000002

September 24, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Registration Statement on Form S-1, filed on August 4, 2004
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Kuk, Chairman, President and Chief Executive Officer of the Company, dated August 31, 2004.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your August 31, 2004, comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you, Whitnie Story, Lisa Vanjoske, Sonia Barros and Dan Greenspan, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 4, 2004. These changes have been made in response to the Staff's comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Form S-1

Comments Applicable to the Entire Prospectus

1.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

RESPONSE:    The Company has noted the Staff's comment.

2.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

RESPONSE:    The Company has noted the Staff's comment and will ensure that the price range complies with the Staff's interpretation.

3.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

RESPONSE:    The Company has noted the Staff's comment and has complied with it where applicable.

4.
Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

RESPONSE:    The Company has noted the Staff's comment and has complied with it where applicable.

5.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

RESPONSE:    The Company advises the Staff that the only graphic, visual or photographic information it will provide in the printed prospectus is the Company's logo on the front and back cover pages of the prospectus.

6.
Please provide us annotated documentary support for the following statements or revise your filing appropriately:

•
"...most worksite insurance companies, which generally do not offer equity incentives to their sales and marketing personnel." (page 3)

RESPONSE:    Support for the statement above can be found in LIMRA International, Inc.'s study of 2003 compensation titled "Compensation of Group Insurance/Healthcare

Sales and Service Personnel." The Company is supplementally providing the Staff with a copy of the LIMRA study.

  •
  "As a result, many companies have reassessed how they deploy capital and in many cases, multi-line companies have chosen to shift capital away, or withhold further capital from, their life and health insurance divisions." (page 88)

RESPONSE:    The Company has revised the Registration Statement to delete the statement above.

  •
  "The current difficult investment environment has led a number of multi-line insurance companies in the United States and Europe to divest some or all of their life and health insurance and/or annuity operations." (pages 88-89)

RESPONSE:    The Company is supplementally providing the Staff with a list of divestitures by multi-line insurance companies in the United States and Europe of all or a portion of their life and health insurance and/or annuity operations during the period from January 1, 1998, through June 30, 2004. This list was prepared by Friedman, Billings, Ramsey & Co., Inc. (FBR), the lead managing underwriter in the offering, based on FBR's independent research.

  •
  "There has been some consolidation in the life and health insurance industry over the last few years." (page 89)

RESPONSE:    Support for the statement above can be found on page 1 of the Fundamentals of the Life Insurance Industry, which is drawn from the Life Insurers Fact Book 2003, a statistical analysis of the life insurance industry and its products published annually by the American Council of Life Insurers, where it is stated that, "At the end of 2002, 1,171 life insurance companies were in business in the United States. The number has fallen over recent years, mostly due to company mergers and consolidations." The Company is supplementally providing the Staff with a copy of page 1 of the Fundamentals of the Life Insurance Industry.

  •
  "Based on 2003 revenues, Kanawha ranks in the top 10% of the 386 third-party plan administrators that are members of the Society of Professional Benefit Administrators." (page 96)

RESPONSE:    The 2004 Directory of Third Party Administrators prepared by the Society of Professional Benefit Administrators lists 386 firms and places them into nine categories based on each firm's 2003 revenue. Kanawha's self-funded administration business is listed in category eight. Only 69 firms are listed in categories 8 and 9, the categories that include only the largest firms based on revenue. The Company believes that if Kanawha's revenue from processing insured business had been included (Kanawha inadvertently failed to report to the Society of Professional Benefit Administrators its revenue from processing insured business as the other firms listed in the survey reported), Kanawha would appear in category nine, the category that includes only the largest firms based on revenue. There are only 36 other firms included in category nine. The Company is supplementally providing the Staff with a copy of the relevant pages of the 2004 Directory of Third Party Administrators.

7.
Please eliminate the jargon and technical terms in the forepart of your prospectus. For example, these words and phrases appear in your summary and risk factors sections:
•
"voluntary insurance"
•
"group insurance"
•
"in force"
•
"managed care services"
•
"risk-adjusted returns"
•
"reinsurance"
•
"investment grade securities"
•
"ceded reinsurance"
•
"coinsurance contracts"
•
"separate accounts"
•
"surrender charges"

  Instead, please explain these concepts in concrete, everyday language. Further, place any industry terms you can use in context so those potential investors who do not work in your industry can understand the disclosure. See rule 421(d)(2)(ii) of Regulation C.

RESPONSE:    The Company has revised the forepart of the prospectus in response to this comment.

8.
We note your use of the following acronyms in the forepart of your prospectus: VBOs, VOBA, SAP, HIPAA, DAC and NAIC. Please reduce your over-reliance on such acronyms in the forepart of the prospectus and please define these acronyms where first used.

RESPONSE:    The Company has revised the forepart of the prospectus in response to this comment.

9.
If you must include jargon or technical terms in the main body of the prospectus (as opposed to the forepart of the prospectus), you must make every effort to concisely explain these terms where you first use them. Where this is simply not possible, a glossary is permissible.

RESPONSE:    The Company has revised the main body of the prospectus in response to this comment. The Company has also included a glossary of technical terms in the back of the prospectus, because the Company believes the glossary will be a helpful reference for investors.

10.
We note that you refer to estimates prepared by Eastbridge Consulting Group, Inc. on pages 2, 4, 85 and 94. Please tell us who Eastbridge Consulting Group, Inc. is and how they arrived at these estimates. Please disclose any payments you have made or received from Eastbridge and any relationship you have or have had with them.

RESPONSE:    Eastbridge Consulting Group, Inc. ("Eastbridge") is a consulting firm that provides consulting services, market research, marketing tools, and training tools to insurance companies specializing in worksite marketing, including voluntary group products, group insurance and individual financial services.

According to Eastbridge's 2004 report, Eastbridge developed the estimates disclosed on pages 3, 5, 105 and 114 by analyzing data it gathered on 55 worksite marketing carriers by reviewing direct survey responses and information obtained from secondary sources such as annual reports, SEC filings and websites, and from other intelligence gathering methods. Eastbridge believes that the 55 worksite marketing carriers it tracked in 2003 accounted for 80 percent of the estimated worksite sales volume in 2003.

The Company has revised the Registration Statement on page 3 in response to this comment to disclose that since January 1, 2003, Kanawha has purchased one report from Eastbridge for $2,000.

11.
We note your statement on pages 4 and 85 that "Life and health insurance industry premiums, including annuities, in the United States exceeded $500 billion for the year 2002, with approximately $200 billion of statutory equity capital for the year 2002...." We believe that reference to this $500 billion industry figure is inappropriate as it is much broader than the market you expect to target. Please revise or explain.

RESPONSE:    The Company believes that the paragraphs referred to on pages 5 and 105 clearly disclose that, while the overall life and health insurance industry had premiums in excess of $500 billion and statutory equity capital of $200 billion in 2002, the worksite marketing segment in which the Company will operate had only $14 billion of annual voluntary premiums in 2003 and only $100 billion of group life and health premiums in 2002. Accordingly, the Company does not believe these figures are misleading and has not made the requested change.

12.
We note the following statements you have made regarding cycles in the industry and believe that some of these statements appear to be inconsistent. Please revise or explain as appropriate.

•
"Because we believe our product offerings generally will not be correlated to each other or the general economy, we do not expect our results of operations to be significantly impacted by pricing cycles." (Pages 1 and 94) Since your statement in the next bullet point indicates that your industry is not subject to pricing cycles, we do not understand why you discuss how your product offering will not be impacted by pricing cycles.

•
"As a result, the life and health insurance business has relatively low underwriting risk compared to the property and casualty insurance business and is not subject to "commodity-like' pricing cycles...." (Pages 4 and 85) If your industry is not subject to pricing cycles, we do not understand how your business may be materially adversely affected by insurance industry cycles as stated in the next bullet point.

  •
  "Our results of operations and financial condition may be materially adversely affected from time to time by...insurance industry cycles...." (Page 17)

  •
  "While the life and health insurance industry has historically experienced some degree of cyclicality due to variability in market conditions and levels of competition in some product lines, we believe, as a whole, variability in industry performance and financial condition has been significantly less than that of the property and casualty segment of the insurance industry." (Page 85) This statement about some degree of cyclicality in your industry appears to contradict your statement in the second bullet point that your industry is not subject to pricing cycles.

RESPONSE:    The disclosures on pages 2, 6, 34, 105, and 114 referenced in this comment have been revised to clarify that, while the life and health insurance industry is subject to some pricing cycles, (1) significant pricing cycles are not typical, (2) the life and health insurance industry is significantly less cyclical than the property and casualty insurance industry and (3) the Company believes that its products will not be highly correlated with each other or the general economy, which should limit the impact of any pricing cycles that do occur.

13.
Please tell us who the significant shareholders of Kanawha are, the percentage of Kanawha shares beneficially owned, if any of these persons or entities has a relationship with the company and the amount of the acquisition consideration you expect these shareholders will receive.

RESPONSE: Supplementally herewith, the Company is providing the Staff with a list of the shareholders and optionholders of Kanawha that sets forth the number and percentage of shares beneficially owned by each shareholder and optionholder. Each holder of Kanawha common stock is expected to receive cash consideration of approximately $50,000 per share, subject to adjustment based on Kanawha's net worth as of the last day of the quarter ending immediately prior to the closing date. As a condition to the Company's obligation to consummate the Kanawha acquisition, the optionholders (Stanley D. Johnson and a limited partnership trust with which he is affiliated) will exercise options to purchase 371.8 shares of Kanawha common stock and pay the exercise price of approximately $6.1 million to Kanawha. None of the shareholders or optionholders has any relationship with the Company, except that Stanley D. Johnson, one of the optionholders, is a director nominee and currently is, and immediately after the Kanawha acquisition is expected to be, Kanawha's president and chief executive officer. The Kanawha shareholders will have the right to participate in the directed share program.

14.
Please supplementally confirm to us that the offering cannot be completed without the consummation of the acquisition. We may have additional comments.

RESPONSE:    Consummation of the Kanawha acquisition concurrently with the closing of the offering will be a condition precedent to the underwriters' obligation to purchase Common Stock from the Company pursuant to the underwriting agreement. If completion of the acquisition of Kanawha concurrently with completion of the offering is not a virtual certainty, the Company and the underwriters will not close the offering.

Pages i and ii

15.
Please relocate the three sections located on these pages so that they appear somewhere after the Risk Factors section in the filing.

RESPONSE:    The Company moved the sections on page i to page 181. The Company deleted a portion of the section titled "Information Concerning Definitions and Pro Forma Financial Information" on page ii because it did not enhance the reader's ability to understand and interpret the information appearing in the prospectus, and moved the remainder of that section to the beginning of the "Summary" section where the Company believes it will enhance the reader's ability to understand and interpret the information appearing in the forepart of the prospectus.

16.
We note your statement that "Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data." It is not appropriate to disclaim liability for statements included in your registration statement. Please revise to delete this language.

RESPONSE:    The Company has revised the "Market Data" section on page 181 in accordance with this comment.

Prospectus Summary, pages 1-13

17.
It appears that a key part of your business strategy is to offer both voluntary and group insurance. To the extent practicable, please disclose what percentage of your current insurance business is comprised of each of voluntary and group insurance?

RESPONSE:    The Company has revised the Registration Statement on page 2 to disclose the percentage of premiums received by Kanawha that were generated by voluntary and group insurance products in the six months ended June 30, 2004.

18.
We note that currently you only appear to discuss the positive aspects of your company and its strategy in the summary. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of your company's experience, strategy and prospects. For example, you should include disclosure discussing the risks involved in your aggressive growth strategy. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

RESPONSE:    The Company has included a "Summary Risk Factors" section on pages 6 and 7 of the Registration Statement immediately following the "Competitive Factors" section in response to this comment.

19.
We note that on pages 3 and 94 you state your target market is comprised of workplaces with 50 to 10,000 employees and includes over 290,000 businesses, but on pages 93 and 99 you state that you intend to market your products to employers with 500 to 10,000 employees. In addition, on page 99, you give 230,000 as the number of businesses in your target market. Please explain or rectify these discrepancies.

RESPONSE:    The disclosures on pages 4, 113, 115 and 120 have been revised to consistently state that the Company's target market is comprised of workplaces with 50 to 10,000 employees and includes over 290,000 businesses.

20.
Please revise your disclosure on page 6 and page 106 so that the income figure you disclose includes the $1.6 million payment. You may then explain that there was a one-time $1.6 million payment.

RESPONSE:    The Company has revised the Registration Statement on pages 8 and 127 in accordance with this comment.

Summary Unaudited Pro Forma Financial Information, page 9

21.
If the reference is retained, please name the third-party valuation experts assisting in determining the fair value of assets and liabilities, update the "Expert" section of the filing, and include a consent.

RESPONSE:    The reference to third-party independent actuaries and valuation specialists has been deleted in response to this comment.

Risk Factors, pages 14-37

General

22.
Please consider grouping related risk factors together under three classified headings, instead of just two, such as risks related to your company, risks related to your industry and risks related to your offering.

RESPONSE:    The Company has revised the "Risk Factors" section of the Registration Statement in response to this comment.

23.
Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "adversely affected" and "material adverse affect" throughout the risk factor section. These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment where appropriate.

24.
Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We will be dependent on independent agents and brokers to market many of our products." or describe an event that may occur in the future, such as "Our services may expose us to professional liability in excess of our insurance coverage." Succinctly state in your subheadings the risks that result from the facts or uncertainties. You may find it helpful to use an "if...then" approach to writing the subheadings, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk. Please note that these risk factors have been provided only as examples. Please carefully review each subheading and revise as appropriate.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

"If we are unable to implement our business strategy or operate our business as we currently expect, our business, results of operations or financial condition may be adversely affected." Page 14

25.
Please revise your disclosure in this risk factor to emphasize that heretofore you have had a small presence in the southeastern U.S. targeting a niche market of small employers and groups, but that your business strategy hinges on transforming the Company into a national life and health insurance company targeting large employers.

RESPONSE:    The Company has revised the Registration Statement on page 17 in accordance with this comment.

"We may require additional capital in the future which may not be available on favorable terms or at all." Page 14

26.
Please revise your disclosure in this risk factor to briefly describe your "business plan." This additional disclosure will help investors better understand the impact of a change in your capital resources or requirements.

RESPONSE:    The Company has revised the Registration Statement on page 17 in accordance with this comment.

27.
To the extent practicable, please quantify your future capital requirements.

RESPONSE:    The Company has revised the Registration Statement on page 18 in accordance with this comment.

28.
To the extent practicable, please indicate the amount you expect to borrow under a credit facility following the closing of this offering and what you expect to use such amounts for.

RESPONSE:    The Company has revised the Registration Statement on page 18 to indicate it does not currently anticipate the need to borrow funds or incur indebtedness to cover the costs it incurs to implement its growth strategy in accordance with this comment.

"We will depend on our key executives. We may not be able to hire and retain key employees or successfully integrate our new management team...." Pages 14-15

29.
Please revise to disclose the number of additional managers you expect to hire to implement your business strategy.

RESPONSE:    The Company has revised the Registration Statement on page 18 in accordance with this comment.

30.
To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

RESPONSE:    The Company does not believe that Kanawha has experienced any significant problems attracting and retaining key executives in the recent past, but has not included a statement to that effect in this risk factor because such language could be considered mitigating language. However, the Company believes that it may potentially have difficulties attracting and retaining key employees in the future and that, because its ability to implement its business plan will be greatly affected by its ability to attract and retain key employees, this risk factor presents a material risk to its business that should be disclosed to potential investors.

In accordance with this comment, this risk factor has been revised on page 18 to disclose that Norman E. Hill, Kanawha's executive vice president & chief actuary, is expected to retire as an officer of Kanawha prior to December 31, 2004, and that the Company expects to engage Mr. Hill as an actuarial consultant after he retires.

31.
Please state whether you maintain or will maintain employment contracts with key personnel and disclose the term and termination provisions of the same if applicable.

RESPONSE:    The Company has revised the Registration Statement on page 19 in accordance with this comment.

32.
Please disclose whether you have key life insurance policies on any key employees.

RESPONSE:    The description of the terms of the employment agreements that the Company expects to enter into with its named executive officers on pages 157 to 163 under the caption "Management—Employment Agreements" includes the disclosure that the Company will have the right to purchase life insurance on the life of the executives for the benefit of the Company.

In accordance with this comment, this risk factor has been revised on page 19 to include a cross reference to the descriptions of the employment agreements that the Company expects to enter into with its named executive officers on pages 157 to 163 under the caption "Management—Employment Agreements," and to provide the requested disclosure about the employment agreements the Company intends to enter into with its other key employees.

33.
Please tell us if it is the industry standard to have non-solicitation and non-compete clauses in employment agreements and whether any of your employees' contracts contain or will contain those clauses.

RESPONSE:    The Company believes that it is standard in the life and health insurance industry to have non-solicitation and non-compete clauses in employment agreements with key executives and key employees. As disclosed on pages 19 and 157-163 under the caption "Management—Employment Agreements," the employment agreements the Company expects to enter into with its named executive officers contain customary non-solicitation and non-compete clauses.

"Our future performance cannot be predicted based on the financial information included in this prospectus." Pages 15-16

34.
Please revise to briefly explain here the key reasons why Kanawha's business is not representative of your primary business strategy. We believe this information here will provide more context to an investor reviewing this risk factor.

RESPONSE:    The Company has revised the Registration Statement on page 20 in accordance with this comment.

"Our services may expose us to professional liability in excess of our insurance coverage." Page 16

35.
Please disclose your level of your insurance coverage. Please also disclose the cost to you of such coverage, if material.

RESPONSE:    The Company has revised the Registration Statement on page 20 in accordance with this comment.

"We will be dependent on independent agents and brokers to market many of our products." Pages 16-17

36.
Please disclose if you rely on any one particular agent, broker or group of either to sell or promote your products. To the extent that you have agents, brokers or groups of either that you are substantially depending upon, file copies of any agreements with these parties as exhibits to your registration statement and revise your Business section to describe the material terms of these agreements.

RESPONSE:    Kanawha is not, and the Company does not expect to be, substantially dependent on any one agent, broker or group of agents or brokers, and therefore, the Company has not filed copies of any of Kanawha's agreements with agents or brokers as exhibits to the Registration Statement. The risk factor above has not been revised to state that Kanawha is not, and the Company does not expect to be, substantially dependent on any one agent, broker or group of agents or brokers because such language could be considered to be mitigating language.

37.
To the extent that you have experienced difficulties in recruiting or hiring qualified agents and brokers, revise to discuss these difficulties.

RESPONSE:    Kanawha has not experienced any significant problems recruiting or hiring qualified agents and brokers in the recent past, but has not included a statement to that effect in this risk factor because such language could be considered mitigating language. However, the Company believes that it may potentially have difficulties recruiting or hiring qualified agents and brokers in the future and that, because its ability to implement its business plan will be greatly affected by its ability to recruit and hire qualified agents and brokers, this risk factor presents a material risk to its business that should be disclosed to potential investors.

"Our business, results of operations and financial condition may be adversely affected by many factors beyond our control...." Pages 17-18

38.
Please discuss the extent to which the factors you have enumerated have affected your business in the past. To the extent practicable, please quantify the impact these factors have had on your business.

RESPONSE:    The Company has revised the Registration Statement on pages 32 and 33 in accordance with this comment to provide examples of how several of the enumerated factors have affected Kanawha's business in the past. Several of the enumerated factors have not affected Kanawha's business in the past. The Company believes that all of the enumerated factors have affected other life and health insurance companies in the past and that the risks described by this risk factor are material to its business and should be disclosed to potential investors.

The Company believes it is not practicable or advisable to quantify the impact these factors have had on Kanawha's business in the past because (1) it is difficult to isolate the effects a single event or occurrence may have had on Kanawha's business, results of operations or financial condition and (2) the magnitude of the effects such events or occurrences may have on the Company in the future may be far greater than the magnitude of the effects of past events or occurrences given the Company's growth objectives.

39.
You should also elaborate on the five general economic, financial and political conditions at the bottom of page 17 that may adversely affect your business. These bullet points, as written, are not sufficiently explanatory and should be expanded.

RESPONSE:    The Company has revised the Registration Statement on pages 33 and 34 in accordance with this comment.

"The insurance and related businesses in which we will operate may be subject to periodic negative publicity...." Page 18

40.
Please discuss the extent to which negative publicity has affected your business in the past.

RESPONSE:    The Company does not believe that Kanawha has been impacted by any negative publicity in the past and, therefore, no disclosure has been added to this risk factor. The Company believes that other life and health insurance companies have been affected by negative publicity in the past and that the risk described by this risk factor is a material risk to its business and should be disclosed to potential investors.

"Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves...." Page 19

41.
Please revise to briefly describe your level of reserves for the past three fiscal years, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies.

RESPONSE:    The Company has revised the Registration Statement on page 23 in accordance with this comment to disclose that Kanawha's policy and claim reserves were $420 million, $441 million and $462 million as of December 31, 2001, 2002 and 2003, respectively, and that Kanawha has reevaluated these reserves each year and has determined that they were adequate and no material adjustments for deficiencies were necessary.

"We may incur losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies." Page 20

42.
Please revise this subheading to explain in clear and plain English what is meant by "persistency."

RESPONSE:    The Company has revised the Registration Statement on page 23 in accordance with this comment.

43.
Please discuss the extent to which significant deviations from your assumptions regarding the persistency has affected your business in the past.

RESPONSE:    The Company has revised the Registration Statement on page 23 in accordance with this comment to disclose that: (1) Kanawha has been adversely affected by deviations from its assumptions about how many of its long-term care insurance policies would remain in force from year to year; (2) more long-term care insurance policies than Kanawha expected have remained in force; and (3) while this has positively affected Kanawha's premium income, it has also required higher reserves for anticipated future claims, the net effect of which has been to reduce profitability.

"We may incur environmental liability as a result of our mortgage loan portfolio and real estate investments or as a result of our ownership of real property." Pages 22-23

44.
Please revise to state what percentage of your investments consists of mortgage loan portfolios and real estate investments.

RESPONSE:    The Company has revised the Registration Statement on pages 25 and 26 in accordance with this comment to disclose that, as of June 30, 2004, 5.7% of Kanawha's investment assets consisted of mortgage loans, and Kanawha did not have any real estate investments, although Kanawha does own and occupy a group of buildings in Lancaster, South Carolina, the location of Kanawha's headquarters.

45.
Please revise to discuss any environmental liability problems you have had in the past.

RESPONSE:    Kanawha has not had any significant environmental liability problems in the past and, therefore, no such disclosure has been added to this risk factor. The Company believes that other life and health insurance companies have had significant environmental liability problems in the past and that the risk described by this risk factor is a material risk to its business and should be disclosed to potential investors.

"The indemnification available to us under the Kanawha purchase agreement may not be sufficient...." Page 23

46.
Please revise to disclose in this risk factor when the indemnification obligations of Kanawha's shareholders and optionholders expire.

RESPONSE:    The Company has revised the Registration Statement on page 26 in accordance with this comment.

Catastrophe losses, including man-made catastrophe losses, could materially reduce our profitability and have a material adverse effect...." Page 23-24

47.
Please discuss the extent to which catastrophe losses have materially affected your business in the past.

RESPONSE:    Kanawha has not been materially impacted by any catastrophe losses in the past and, therefore, no disclosure has been added to this risk factor. The Company believes, however, that other life and health insurance companies have been materially impacted by catastrophe losses in the past and that the risk described by this risk factor is a material risk to its business and should be disclosed to potential investors.

"The financial strength of Kanawha, which will be our insurance subsidiary, is rated by A.M. Best and S&P, and a decline in these ratings...." Page 25

48.
Please revise to indicate the rough percentage of Kanawha's policies and contracts that allow clients to terminate if ratings are downgraded and describe the general nature of these agreements. In addition, it appears that some of Kanawha's contracts that require ratings of "A" or better may already be triggered given Kanawha's current rating of A-. Please explain.

RESPONSE:    Most of Kanawha's insurance policies and contracts can be terminated by the policyholder at the policyholder's discretion. Few, if any, of Kanawha's insurance policies and contracts have provisions that require Kanawha to maintain minimum financial strength ratings or that permit policyholders to terminate those policies if Kanawha's ratings fall below a set minimum level. Accordingly, the Registration Statement has been revised to delete the disclosure to that effect.

49.
In addition, please discuss any provisions in your reinsurance agreements that require you to transfer premiums into a trust for the benefit of reinsurers if a ratings agency were to downgrade your ratings.

RESPONSE:    None of Kanawha's reinsurance agreements have provisions that require Kanawha to transfer premiums or other assets into a trust for the benefit of the reinsured party if a ratings agency were to downgrade Kanawha's ratings below a set minimum level.

"The failure to effectively maintain and modernize our information systems could adversely affect our business." Page 26

50.
Please revise to explain the "significant resources" you expect to commit to maintain and enhance Kanawha's existing information systems. To the extent practicable, please quantify any significant expenditures you expect to make.

RESPONSE:    The Company has revised the Registration Statement on page 28 in accordance with this comment.

"Failure to protect our clients' confidential information and privacy could result in the loss of customers, reduction to our profitability and/or subject us to fines and penalties." Page 26-27

51.
To the extent practicable, please disclose the cost you expect to incur to develop and implement a comprehensive written information security program and the amount of time it will take to implement such a program.

RESPONSE:    The Company has revised the Registration Statement on page 29 in accordance with this comment to disclose that it expects to complete the implementation of an information security program by May 2005, and that it estimates that it will cost approximately $125,000 over the next twelve months to complete the implementation of the information security program.

"We may be required to accelerate the amortization of DAC and VOBA, which would increase our expenses and reduce profitability." Page 27

52.
Please revise to spell out the acronyms you refer to in this section, as this is the forepart of your prospectus where you should avoid the use of acronyms.

RESPONSE:    The Company has revised the Registration Statement on page 29 in accordance with this comment.

"Our business is subject to risks related to litigation and regulatory actions." Page 30

53.
Please disclose the amount of your reserves for litigation.

RESPONSE:    The Company has revised the Registration Statement on page 38 in accordance with this comment to disclose that as of June 30, 2004, Kanawha did not have any accounting reserves for potential liabilities from litigation or regulatory actions.

54.
Supplementally, please summarize for us the proceedings to which you refer in this risk factor, specifically, the "actions arising out of insurance and other related business operations" and "various regulatory investigations and examinations."

RESPONSE:    Supplementally herewith, the Company is providing the Staff with a summary of active and pending litigation and regulatory matters to which the Company is a party.

"Changes in regulation may reduce our profitability and limit our growth." Pages 32-33.

55.
To what extent are you already subject to the new regulatory requirements you provide as examples, the new time limits and the penalties regarding "unfair payment practices." Are these in the states Kanawha already operates or are these in states you expect to enter soon?

RESPONSE:    The Company has revised the Registration Statement on page 39 in accordance with this comment to disclose that the new regulatory requirements provided as examples are in effect in the states in which Kanawha currently does most of its business and in most of the states in which the Company intends to do business in the future.

Kanawha is currently licensed as an insurer in 45 states, although the vast majority of Kanawha's business as of June 30, 2003, is conducted in South Carolina, North Carolina and Florida. Every state in which Kanawha is licensed, including South Carolina, North Carolina and Florida, has adopted some form of the NAIC Unfair Claims Settlement Practices Act, which contains provisions related to the manner and time periods in which health insurance claims are processed and paid. In addition, there are at least 28 states, including North Carolina and Florida, with laws or regulations requiring the payment of interest for an uncontested covered claim not paid timely. Kanawha is licensed in 26 of those 28 states.

56.
Please consider separating this risk factor based on the specific risks addressed. For example, you could provide a separate risk factor with an appropriate subheading that addresses the risks from changes in federal legislation and administrative policy.

RESPONSE:    The Company has revised the Registration Statement on pages 39 to 41 in accordance with this comment.

57.
Please clarify what you mean by "ERISA's preemptive effect on state laws" and "ERISA's preemption rules" on page 33.

RESPONSE:    The Company has revised the Registration Statement on pages 40 and 41 in accordance with this comment.

"We may face losses if morbidity rates or mortality rates differ significantly from our pricing expectations." Page 34

58.
Please revise to disclose the extent to which you have experienced losses in the past from morbidity rates or mortality rates differing significantly from your pricing expectations.

RESPONSE:    The Company has revised the Registration Statement on pages 31 and 32 in accordance with this comment.

"If you purchase shares in this offering, you will experience immediate and substantial dilution." Page 35

59.
Please revise this risk factor to explain that investors who purchase shares will contribute    % of the total amount to fund the company but will own only    % of the shares outstanding.

RESPONSE:    The Company has revised the Registration Statement on page 42 in accordance with this comment.

"Future sales of shares of our common stock, including shares of common stock by our insiders, may depress the price of our common stock." Page 36

60.
Please state how many shares are subject to the 180-day lock-up agreements.

RESPONSE:    The Company has revised the Registration Statement on page 43 in accordance with this comment.

"Anti-takeover provisions under Virginia state law and in our articles of incorporation and our bylaws may negatively affect the price per share of our common stock." Pages 36-37

"Applicable insurance laws may make it difficult to effect a change of control of us." Page 37

61.
We note that numerous empirical studies have concluded that anti-takeover measures do not necessarily preclude unsolicited takeovers, have no major effect on the stock price of public companies not subject to takeover speculation, and may actually lead to higher takeover premiums for target companies. See, for example, R. Comment & G. Schwert, Poison or Placebo? Evidence on the Deterrence and Wealth Effects of Modern Anti-takeover Measures, 39 Journal of Financial Economics 3 (1995). Accordingly, it appears that the more significant risk to investors is how these measures may prevent or frustrate any attempt by shareholders to change the direction or management of the company. Please revise these headings and risk factors to disclose these additional risks.

RESPONSE:    The Company has revised the Registration Statement on page 44 in accordance with this comment.

62.
Please consider combining these risk factors into one risk factor.

RESPONSE:    The Company has revised the Registration Statement on page 44 in accordance with this comment.

Special Note Regarding Forward Looking Statements, page 38.

63.
Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

RESPONSE:    The Company has revised the forward-looking statement disclaimer on page 46 in accordance with this comment.

Use of Proceeds, page 39

64.
Please specify which general corporate purposes your proceeds will be used for. In that regard we note your disclosure on page 15 where you indicate you will use your proceeds for initial start-up costs, for working capital expenses, and to maintain required capital levels of your insurance subsidiary. Please also specify what type of working capital expenses your proceeds will be used for.

RESPONSE:    The Company has revised the "Use of Proceeds" section in the Registration Statement on page 47 to reflect the fact that the Company does not expect to use any of the net proceeds for working capital purposes.

65.
Please provide the approximate dollar amount that you plan to use for the purposes you identify pursuant to the previous comment and any other purposes, i.e., to maintain required capital and to comply with regulatory requirements.

RESPONSE:    The Company has revised the Registration Statement on page 47 in accordance with this comment to the extent practicable.

Unaudited Pro Forma Consolidated Statement of Income, pages 45 and 46

66.
In accordance with Article 11 of Regulation S-X, please present historical and pro forma basic and diluted per share data. In addition, please present the number of shares used to compute the historical and pro forma per share data.

RESPONSE:    The Company has revised the Registration Statement on pages 53, 54 and 56 in accordance with this comment.

67.
Expand the discussion of each pro forma adjustment to include the computation of the adjustment amount if the computation is not readily apparent.

RESPONSE:    The Company has revised the Registration Statement on pages 55 to 59 in accordance with this comment.

Selected Financial Data of Kanawha, page 51

68.
Please present net income per common share (basic and diluted) and cash dividends declared per common share for each period presented.

RESPONSE:    The Company has revised the Registration Statement on page 62 in accordance with this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 52-84

General

69.
Currently, your MD&A overview is quite broad, discusses your business and discusses generally factors that may affect your business. In a release called "Commission

  Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations," the Staff stated that "the development of MD&A disclosure should begin with management's identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company's current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61 (January 22, 2002). Accordingly, the MD&A overview should be a more focused discussion that highlights the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points. You may want to consider moving some of the discussion of certain trends in the section "The Life and Health Insurance Industry" to your MD&A. We may have further comments on your revisions.

RESPONSE:    The Company has revised the Registration Statement on pages 63 to 71 in accordance with this comment.

70.
Please revise your MD&A so that there is more focus on analysis as required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires. .. an "analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form....A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please explain why your total investments increased as you discuss on page 66; why your business in force increased as you discuss on page 67; and why ceded reinsurance premiums increased as you discuss on page 67. These have been provided as examples only. Please review your entire MD&A and revise accordingly. We may have further comments.

RESPONSE: The Company has revised the Registration Statement in accordance with this comment.

71.
Please revise your MD&A so that your disclosure is presented in "clear and understandable language" as required by our recent MD&A Release No. 33-8350. For example, we believe that your discussion regarding your premiums on pages 65-66, 69-70 and 73 is difficult to follow.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

Deferred Acquisition Costs, page 56

72.
Expand the discussion of this Critical Accounting Policy to disclose the methodology and assumptions used in computing amortization of deferred acquisition costs. If assumptions differ significantly by product type or year of issuance, disclosure by product type or by year should be presented.

RESPONSE:    The Company has revised the Registration Statement on pages 69 and 70 in accordance with this comment.

Results by Business Segment, page 60

73.
Explain why 2004 expenses in the Third-Party Administration Business (page 61) have decreased from 2003 expenses when revenue increased. Similarly, explain the same change for 2003 as compared to 2002.

RESPONSE:    The Company has revised the Registration Statement on pages 81 and 82 in accordance with this comment.

Consolidated Results of Operations, page 61

Premiums, page 65, 69 and 73

74.
Consider using a table to reflect changes in sales and premiums (direct, assumed, ceded), in order to simplify the presentation for the investor.

RESPONSE:    The Company has revised the Registration Statement on pages 79, 83 and 87 in accordance with this comment.

75.
Please specify whether increases/decreases in sales and premiums from period-to-period were a result of volumes or prices.

RESPONSE:    The Company has revised the Registration Statement on pages 79, 83, and 87 in accordance with this comment.

Ceded Reinsurance, pages 78-79

76.
Please file your reinsurance agreements with the companies you have identified here and in your business section (page 104) as exhibits. If you feel that any of your reinsurance agreements are not material, please supplementally advise us.

RESPONSE:    Section (10) of Item 601 of Regulation S-K requires a registrant to file as an exhibit to its registration statement "every contract not made in the ordinary course of business which is material to the registrant. .. ." Accordingly, the Company is not required to file as an exhibit to the Registration Statement any contract that is either (1) made in the ordinary course of Kanawha's business or (2) not material to Kanawha, subject to certain enumerated exceptions, none of which is applicable to Kanawha's reinsurance agreements.

As disclosed on pages 124 to 126, Kanawha uses reinsurance as part of its ordinary course of business strategy for managing insurance risks. Accordingly, the Company believes that Kanawha's reinsurance agreements are made in the ordinary course of business and are therefore not required to be filed as exhibits to the Registration Statement.

77.
It appears that the large increase of your recoverable balance between 2003 and 2002 was due to your contract with Madison National Life Insurance Company. If so, please revise your disclosure here to explain.

RESPONSE:    The Company has revised the Registration Statement on page 97 in accordance with this comment.

Liquidity and Capital Resources, pages 79-83

78.
To the extent practicable, please quantify the amount of your expected expenditures for marketing and sales activities.

RESPONSE:    The Company has revised the Registration Statement on page 96 in accordance with this comment.

79.
We note that you intend to develop an internal sales force to market your worksite insurance business nationwide and that you view this as a critical factor to your success. Please quantify the capital resources you expect to devote to developing this internal sales force.

RESPONSE:    The Company has revised the Registration Statement on page 96 in accordance with this comment.

Cash Flows, page 80

80.
Please provide a more robust discussion of your changes in cash flows from operating, investing and financing activities from period-to-period. It appears that your explanation is very high-level and does not address the significant changes in operating assets and liabilities. Please include an explanation of the changes in line items on the statement of cash flows in a manner that explains the underlying transactions that affect the individual line items presented. Your discussion should address what used cash and what provided cash within your operating cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm. For example, explain why although net income increased in 2003 as compared to 2002, cash was provided by operations in 2002 but cash was used in operations in 2003.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

81.
Explain the significant increase in 2003 from funds held in suspense.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

Commitments and Contingencies, page 81

82.
We note that the Company has not included its loss reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition, please revise your "Sources of Funds" discussion to address the impact of the factors that impact liquidity at the subsidiary level including the impact of these payments on that liquidity.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

Asset and Liability Management, page 82

83.
Please include in MD&A a more robust discussion of the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure, please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

RESPONSE:    The Company has revised the Registration Statement on pages 100 and 101 in accordance with this comment.

84.
You have significant unrealized losses on your investments as of December 31, 2003. Disclose the following as its relates to the securities with an unrealized loss:

•
Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

•
Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g., less than six months, six months to 12 months, over 12 months to 24 months, over 24 months to 36 months etc...). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much "under water" the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g., less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

•
Disclose any concentrations in the types of securities or industries that exist;

•
Identify the type, carrying value and unrealized loss of individual material underwater securities;

•
For securities that you sold during the year at a loss, disclose:

•
the amount of the loss recorded and the fair value at the sales date,

•
facts and circumstances giving rise to the loss and the sale,

•
the period of time that the security had been continuously in an unrealized loss position; and why that sale doesn't contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

RESPONSE:    The Company has revised the Registration Statement in accordance with this comment.

Our Company, pages 90-110

General

85.
Please note that Item 101(e) of Regulation S-K encourages you to provide your Internet address if available.

RESPONSE:    The Company has revised the Registration Statement to include the Company's Internet address on page 9.

Worksite Insurance Business, page 91

86.
We note that on page 91 you state that "Kanawha's insurance products are marketed primarily by independent insurance agents to employers and other groups." However, on page 92 you state that "The majority of Kanawha's worksite marketing business is marketed through an independent sales force...." These statements taken together are confusing. Please explain.

RESPONSE:    The Company has revised the disclosure on page 113 to delete the reference to an "independent sales force" and replace it with a reference to Kanawha's "independent insurance agents."

87.
Please revise your disclosure at the bottom of page 94 to clarify what you mean by the bullet points "pre-qualification and selection of vendors and benefits" and "simplified underwriting procedures."

RESPONSE:    The Company has revised the Registration Statement on page 115 in accordance with this comment.

Third-Party Administration Business, page 96

88.
Please disclose the total number of employees staffing your third-party administration business as well as each individual segment, i.e., insured products administration, self-funded health care plan administration, etc.

RESPONSE:    The Company has revised the Registration Statement on page 116 in accordance with this comment to disclose that as of June 30, 2004, Kanawha's third-party administration business employed 311 individuals, of which 103 work in the group that provides insured products administration, 147 work in the group that provides self funded health care plan administration, 23 work in the group that provides managed care services and 38 provide management and administrative services to the three groups.

Competitive Strengths, page 97

89.
Please delete your characterization that the management team has a "proven track record" or provide the basis for such a statement in the disclosure that follows.

RESPONSE:    The Company has revised the Registration Statement to delete the characterization that management has a "proven track record" on pages 2, 3 and 118.

90.
It appears from your disclosure that Kanawha's existing management will serve dual roles after the offering as officers of Kanawha and the new holding company, KMG. If this is correct, please make this clear.

RESPONSE:    The Company has revised the Registration Statement on page 118 in accordance with this comment.

91.
Please explain on page 98 why your tele-underwriting program is a risk-management tool, rather than just a convenience for you and your customers.

RESPONSE:    The Company has revised the Registration Statement on page 119 in accordance with this comment.

92.
Please also explain why your electronic billing service enables the Company to collect "more accurate data regarding eligibility of insureds." What is it more accurate than and why is this billing service be relevant to determining the eligibility of insureds?

RESPONSE:    The Company has deleted the reference to its electronic billing service.

Risk Management and Underwriting, page 102

93.
Please be more specific about Kanawha's "unfavorable loss experience on certain blocks of long-term care" at the bottom of page 102.

RESPONSE:    The Company has revised the Registration Statement on page 123 in accordance with this comment.

94.
On page 104 where you discuss reinsurance for individual and group worksite term life insurance products, please clarify what it means to reinsure on a "50% co-insurance basis". We think this added disclosure will clarify your relationship with Hannover Re as well as help the reader understand your other reinsurance arrangements discussed on this page.

RESPONSE:    The Company has revised the Registration Statement on page 125 in accordance with this comment.

Investments, page 106

95.
Provide the figures on the performance results of your debt and equity portfolios (along with comparative performance of the Lehman Brothers Global Bond Index and the S&P 500 Index) for the year ended December 31, 2003 and the first three months of fiscal year 2004. If you choose, you may divide your total debt portfolio into sub-portfolios and provide several comparable indexes. If there are other indexes that you use as benchmarks that you believe would be more appropriate, please identify the applicable index and briefly explain, on a supplemental basis, why you believe it to be better than those requested.

RESPONSE:    The Company has revised the Registration Statement on pages 127 and 128 in accordance with this comment to include a table that presents the recent performance results for (1) Kanawha's debt investment portfolio compared to the Lehman Brothers U.S. Aggregate Index, an index of United States debt securities, and (2) Kanawha's equity investment portfolio compared to the S&P 500 Index, an index of equity securities issued by the 500 largest United States companies based on market capitalization. The Company chose to compare Kanawha's debt investment portfolio to the Lehman Brothers U.S. Aggregate Index because, like Kanawha's debt investment portfolio, it is comprised almost entirely of U.S. debt securities. The Lehman Brothers Global Bond Index contains approximately 60% non-U.S. securities, which the Company believes makes it an inappropriate benchmark for the Company's debt portfolio.

96.
Please disclose the percentage of your fixed maturity securities that are short and long-term, respectively and provide the weighted average of the interest rate on each category.

RESPONSE:    The Company has revised the Registration Statement on page 128 in accordance with this comment.

97.
We note on page 107 that you state, as of March 31, 2004, that 87.7% of the fair value of Kanawha's total invested assets were held in fixed maturity securities and that approximately 13.0% of the carrying value of Kanawha's total cash and invested assets were held in illiquid securities. If you are using "fair value" and "carrying value" interchangeably, please advise. Otherwise, please put your holdings of illiquid securities in terms of fair value.

RESPONSE:    The Company has revised the Registration Statement to restate to "carrying value" all references to the percentage of Kanawha's total invested assets that are made up of a particular asset class, because some of Kanawha's invested assets (such as mortgage loans and policy loans) are not recorded at "fair value," which made it impracticable to state such percentage in terms of the "fair value" of Kanawha's total investment assets.

98.
Please disclose whether and to what extent your holdings are currently comprised of financial futures, forwards, options, swaps and other derivatives.

RESPONSE:    The Company has revised the Registration Statement on page 129 in accordance with this comment.

Financial Strength Ratings, page 109

99.
We note your discussion with A.M. Best. If you have had similar discussions with S&P, please so disclose.

RESPONSE:    The Company has revised the Registration Statement on pages 130 and 131 in accordance with this comment to disclose that S&P's financial strength rating for Kanawha, after considering the Company's intended uses of the net proceeds of the offering, is A- (strong), with a stable outlook.

Legal Proceedings, page 100

100.
Please provide us your analysis as to why you believe your current legal proceedings will not have a material adverse effect on your financial position. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any losses you may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

RESPONSE:    The Company has revised the Registration Statement on page 132 in accordance with this comment to disclose that Kanawha is a party to various legal actions, which have arisen in the ordinary course of its business, and that, while the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its business, results of operations or financial position.

Management, pages 127-142

101.
Please revise your disclosure so that you have described the business experience during the past five years of each of your officers, directors and nominees as required by Item 401(e) or Regulation S-K. For example, we note that you state that Mr. Kuk was self-employed from 2001 until 2004. This disclosure should be expanded to describe his business experience during those years. Please revise throughout where applicable.

RESPONSE:    The Company has revised the Registration Statement on pages 150 and 151 in accordance with this comment to disclose the Mr. Kuk and Mr. DeLong were self employed from 2001 to 2004, during which time they devoted most of their professional time and efforts to promoting the transactions described in the Registration Statement, including the offering of the Company's common stock and the Kanawha acquisition.

102.
Please confirm to us that none of your named executive officers currently have any outstanding stock options of KMG America or Kanawha.

RESPONSE:    The Company confirms that none of the named executive officers currently has any outstanding stock options of the Company or Kanawha, except that, as disclosed on pages 118, 150, 151 and 166, Stanley D. Johnson, who currently is, and immediately after the Kanawha acquisition is expected to be, Kanawha's president and chief executive officer, and an affiliate of his, own options to purchase a total of 371.8 shares of Kanawha common Stock. As a condition to the Company's obligation to close the Kanawha acquisition, Mr. Johnson and his affiliate will exercise such options and pay the exercise price of approximately $6.1 million to Kanawha. Holders of Kanawha common stock are expected to receive cash consideration of approximately $50,000 per share in the Kanawha acquisition, subject to adjustment based on Kanawha's net worth as of the last day of the quarter ending immediately prior to the closing date.

Certain Relationships and Related Transactions, pages 143-144

103.
Please file your related party contracts as exhibits to your registration statement or provide us your analysis as to why they are not material contracts.

RESPONSE:    As noted above, Section (10) of Item 601 of Regulation S-K requires a registrant to file as an exhibit to its registration statement "every contract not made in the ordinary course of business which is material to the registrant. . . ." Accordingly, the Company is not required to file as an exhibit to the Registration Statement any contract that is either (1) made in the ordinary course of Kanawha's business or (2) not material to Kanawha, subject to certain enumerated exceptions, none of which is applicable to the contracts disclosed on pages 166 and 167.

The Company believes that the management contract, dated January 1, 1990, disclosed on page 166, which involves executive management, internal audit and tax consulting services and payments of $140,000 per year, was made in the ordinary course of Kanawha's business, is not material to Kanawha and is therefore not required to be filed as an exhibit to the Registration Statement.

The Company believes that the administration agreements, dated January 1, 2004, disclosed on pages 166 and 167, which involve benefit plan administration services and have involved payments of $143,000 and $2.8 million since January 1, 2003, were made in the ordinary course of Kanawha's business and are not material to Kanawha and are therefore not required to be filed as exhibits to the Registration Statement.

The Company believes that the letter agreement, dated September 23, 2002, disclosed on page 167, which has involved payments of less than $5,000 since January 1, 2003, is not material to Kanawha and is therefore not required to be filed as an exhibit to the Registration Statement.

The Company believes that the secured residential mortgage loans disclosed on page 167 were made in the ordinary course of Kanawha's business and are therefore not required to be filed as an exhibit to the Registration Statement.

The Company believes that the investment management agreement, dated June 1, 1997, disclosed on page 167, which involves investment advisory services and has involved payments of approximately $153,000 since

January 1, 2003, was made in the ordinary course of Kanawha's business, is not material to Kanawha and is therefore not required to be filed as an exhibit to the Registration Statement.

104.
Please name the shareholders of Kanawha who control the Springs Company.

RESPONSE:    The Company has revised the Registration Statement on page 166 in accordance with this comment to disclose that Kanawha and The Springs Company are both controlled by the same eight members of the Close family (Crandall C. Bowles, Frances A. Close, Leroy S. Close, Patricia Close, Elliott S. Close, Hugh W. Close, Derick S. Close and Katherine A. Close) who separately beneficially own all the equity securities of both Kanawha and The Springs Company indirectly through several trusts, limited partnerships and other entities.

105.
Please name Kanawha's directors and shareholders who have mortgage loans and the amount held by each person named to the extent you are required to by Item 404 of Regulation S-K.

RESPONSE:    Item 404 of Regulation S-K requires a registrant to disclose certain transactions, business relationships and indebtedness between the registrant and any of the following persons:

  (1)
  any director or executive officer of the registrant;

  (2)
  any nominee for election as a director;

  (3)
  any member of the immediate family of the persons specified in (1) or (2) above;

  (4)
  any corporation or organization of which any of the persons specified in (1) or (2) above is an executive officer or partner or the owner of 10% or more of any class of equity securities;

  (5)
  any trust or other estate in which any of the persons specified in (1) or (2) above has a substantial beneficial interest or serves as trustee; and

  (6)
  any promoters of a registrant formed in the last five years.

None of the directors or shareholders of Kanawha who have mortgage loans from Kanawha fall into any of the six categories described above. Accordingly, the Company has not disclosed the names and loan amounts of the Kanawha shareholders and directors who have mortgage loans from Kanawha.

Shares Eligible for Future Sale, page 150

106.
Please state the number of shares held by affiliates.

RESPONSE:    The Company has revised the Registration Statement on page 173 in accordance with this comment.

107.
Please describe the factors that will be considered by the Friedman, Billings & Ramsey in determining whether to waive the restrictions contained in the lock-up agreements referenced in this section.

RESPONSE:    The Company has revised the Registration Statement on page 173 in accordance with this comment.

Underwriting, pages 154-157

108.
We note that you intend to do a "directed share offering." Please provide us with any material you intend to send to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

RESPONSE:    At the Company's request, the underwriters will reserve for sale to the Company's officers, directors, employees and other parties associated with the Company (collectively, the "Invitees"), a portion of the shares of common stock to be issued in the Company's initial public offering (collectively, the "Shares") through a directed share program (the "Program") to be conducted by FBR. The Shares would be sold to the Invitees at the public offering price. Certain Invitees, including a group of the Company's officers, directors and key employees, and any shareholders of Kanawha that elect to participate in the Program, would purchase the Shares at the public offering price, less the underwriting discount, in a manner substantially similar to that described below.

The material we intend to send to the Invitees and the procedures we and FBR will employ in making the offering and assuring compliance with Section 5 and Rule 134 have not yet been decided. We will supplementally advise the staff when such material and procedures are determined.

109.
Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

RESPONSE:    The underwriters have arranged to have one or more road show presentations for the offering produced and hosted by NetRoadshow, Inc. ("NetRoadshow") on the Internet or via a FBR intranet site. NetRoadshow's website is: www.netroadshow.com. A copy of the Standard Service Agreement between NetRoadshow and FBR is being provided supplementally to the Staff. It provides for NetRoadshow's engagement to produce and transmit road show presentations as requested by FBR from time to time, in compliance with applicable Staff no-action positions. The agreement prohibits editing of presentations except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by FBR (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing of presentations. An electronic copy of the prospectus will also be available on NetRoadshow's web site.

110.
We note that your underwriters may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. Please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

RESPONSE:    The following disclosure has been added to page 179 of the Registration Statement in response to this comment: "FBR will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by FBR. Other than the prospectus in electronic format, the information on the FBR website is not part of this prospectus." FBR's procedures have been filed with the Division of Corporation Finance of the Commission and are on the "pre-approved list" that is disseminated to the Division's reviewers. FBR has been advised by the Staff to refer future Staff reviewers to the "pre-approved list."

Other than FBR, the members of the underwriting syndicate have not yet been identified. When the identity of the members of the underwriting syndicate that will engage in electronic distributions, if any, becomes known, such underwriters will be identified in the "Underwriting" section. Upon identification of any other members of the underwriting syndicate that will engage in electronic distributions, the Company will supplementally confirm that such underwriters have cleared their online offering procedures with the Staff. With respect to any such underwriter that has not cleared its online offering procedures with the Staff, if any, a detailed description of the underwriter's online offering procedures will be provided to the Staff.

111.
Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases NO. 33-7233 and No. 33-7289. We may have additional comments.

RESPONSE:    An electronic copy of the prospectus will be available on an Internet website maintained by FBR in connection with the activities of FBR described above in the Company's response to comment no. 110. See page 180 of the Registration Statement.

Exhibits

112.
It appears that your coinsurance agreement with Madison National Life Insurance Company that you first discuss on page 24 is a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.

RESPONSE:    As noted above, Section (10) of Item 601 of Regulation S-K requires a registrant to file as an exhibit to its registration statement "every contract not made in the ordinary course of business which is material to the registrant. .. ." Accordingly, the Company is not required to file as an exhibit to the Registration Statement any contract that is either (1) made in the ordinary course of Kanawha's business or (2) not material to Kanawha, subject to certain enumerated exceptions, none of which is applicable to the coinsurance agreement with Madison National Life Insurance Company.

The Company believes that the coinsurance agreement with Madison National Life Insurance Company, which is disclosed on pages 36 and 125 as part of the Company's disclosure of how Kanawha uses reinsurance in the ordinary course of its business as part of its strategy for managing insurance risks, was made in the ordinary course of business and is therefore not required to be filed as an exhibit to the Registration Statement.

113.
It appears to us that your contract with outside investment manager that resulted in a $1.6 million payment may be a material contract. We understand that this contract will be terminated, but please note that under Item 601(b)(10) of Regulation S-K if the contract was entered into not more than two years before the filing of your registration statement, it can still be a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.

RESPONSE:    Section (10) of Item 601 of Regulation S-K requires a registrant to file as an exhibit to its registration statement "every contract not made in the ordinary course of business which is material to the registrant. .. ." Accordingly, the Company is not required to file as an exhibit to the Registration Statement any contract that is either (1) made in the ordinary course of Kanawha's business or (2) not material to Kanawha, subject to certain enumerated exceptions, none of which is applicable to the investment management contract referenced in this comment.

In the ordinary course of its business, Kanawha enters into investment management contracts with independent third-party investment managers to assist Kanawha with the management of its investment portfolio. The Company believes that the investment management contract referenced in this comment was entered into as part of Kanawha's ordinary course of business strategy for managing its investment portfolio and is therefore not required to be filed as an exhibit to the Registration Statement.

114.
It appears to us that your outsourcing agreement with CGI Group, Inc. that you discuss on pages 68, 109 and 110 may be a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.

RESPONSE:    The Company has filed the outsourcing agreement with CGI Information Systems & Management Consultants, Inc. as exhibits 10.07 and 10.08 to the Registration Statement.

115.
Please tell us if you have an agreement with Mutual of Omaha regarding your Medicare supplement insurance. If so, please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.

RESPONSE:    As noted above, Section (10) of Item 601 of Regulation S-K requires a registrant to file as an exhibit to its registration statement "every contract not made in the ordinary course of business which is material to the registrant. . . ." Accordingly, the Company is not required to file as an exhibit to the Registration Statement any contract that is either (1) made in the ordinary course of Kanawha's business or (2) not material to Kanawha, subject to certain enumerated exceptions, none of which is applicable to the coinsurance arrangement with Mutual of Omaha.

As disclosed on pages 110, 114 and 119, in-sourcing insurance products underwritten by other insurance companies is part of Kanawha's ordinary course of business strategy to enhance the variety of products that it offers while managing its insurance risk. Accordingly, the Company believes that Kanawha's arrangement to in-source Medicare supplement insurance underwritten by Mutual of Omaha, which is disclosed on pages 114 and 123, was made in the ordinary course of Kanawha's business and is therefore not required to be filed as an exhibit to the Registration Statement.

KMG America's Accountants Report, page F-2

116.
In order to comply with Article 2 of Regulation S-X, please have your independent accounting firm provide you with a signed report to include in your filing.

RESPONSE:    The Company's independent accounting firm has provided a signed report, which is included in the Registration Statement at page F-2.

Kanawha Financial Statements

Note 1: Stock-Based Compensation

117.
Disclose the assumptions used in the computation of stock-based compensation under the fair value based method and the grant-date fair value as required by paragraph 47b and 47d of FAS 123. In addition, explain to us, and in the disclosure, why compensation under FAS 123 in 2003 is less than compensation in 2001 when the number of shares in the granted in the performance Share Plan in 2003 was five times the number granted in 2001.

RESPONSE:    The Company has revised the Registration Statement at pages F-35 and F-36 in accordance with this comment. In the previously filed version of the table reconciling reported net income and pro forma information as if Kanawha had adopted SFAS 123, the Company inadvertently deducted the stock-based compensation expense currently recognized in the financial statement for amortization of the options issued in 1998. The revised disclosure includes the proper amount of FAS 123 expense for the unvested options granted in 1998. No options were granted to employees or non-employees in 2001, 2002 or 2003. The stock units issued under the Performance Share Plan can only be exchanged for cash and are accounted for in a manner similar to stock appreciation rights in that a liability has been recorded on the balance sheet and compensation expense is recognized in the income statement for the appreciation in the units that have vested. This accounting would be the same under FAS 123; therefore, the additional units issued under this plan have no impact on the FAS 123 calculation.

Note 2: Investments

118.
You state that losses on three bonds with unrealized losses greater than 20% were deemed temporary due to the longer maturity dates. We do not believe that long maturity dates are sufficient to deem a loss as temporary if you will not collect the amounts due when due. Please revise your financial statements or the disclosure to clearly state why the losses are deemed other than temporary.

RESPONSE:    The Company has revised the Registration Statement on page F-42 to disclose that, due to Kanawha's review of the three bonds, based on the significance of the decline in value, the time period during which there has been a decline in value and the lack of rating agency actions, these unrealized losses are deemed temporary.

119. Provide the disclosures required by FAS 114 and 118 related to your mortgage loans or tell us why the disclosures are not required.

RESPONSE:    The Company has revised the Registration Statement on pages F-41 and F-42 in accordance with this comment.

Note 4: DAC and VOBA, page F-38

120.
Please disclose the amount of interest accrued on the unamortized VOBA balance for each year presented as required by EITF 92-9.

RESPONSE:    The Company has revised the Registration Statement on page F-43 in accordance with this comment.

Note 6: Reinsurance, F-39—F-41

121.
Please revise your reinsurance table to reflect the amounts associated with your direct business, including: aggregate life, annuity and accident and health reserves, policy and contract claims, and premiums. Refer to paragraph 27b of FAS 113.

RESPONSE:    The Company has revised the Registration Statement on page F-45 in accordance with this comment.

122.
Throughout your document, you discuss coinsurance agreements with third parties, for which amounts are held in trust. Please supplementally tell us whether you have considered SFAS 113 Implementation Issue B36 (DIG Issue B36) relative to these investment assets held in trust.

RESPONSE:    None of the agreements for which amounts are held in trust meet the requirements of SFAS 113 Implementation Issue B36. These trust accounts are held as protection for the ceding company to ensure that amounts due are appropriately paid and available. None of the income earned on the investments is due to the ceding companies.

Note 7: Federal Income Taxes

123.
Explain why no provision for state income taxes has been made, if true, or revise the financial statements as necessary.

RESPONSE:    No provision has been made for state income taxes. In most state jurisdictions, insurance companies are liable for premium taxes in lieu of income taxes, or premium taxes are a credit against state income taxes. Kanawha Insurance Company has not been liable for state income taxes for the years covered by the financial statements included in the Registration Statement and does not anticipate being liable for state income taxes in the future. The non-insurance subsidiaries of Kanawha Insurance Company, Kanawha Healthcare Solutions, Inc. and Kanawha Marketing Group, are in a tax loss position for the years covered by the financial statements included in the Registration Statement. No benefit has been recognized for these losses, for federal or state tax, due to the uncertainty that the benefit will ultimately be realized.

Note 9: Unpaid Claims, page F-44

124.
The reconciliation should agree to the accident and health reserves liability on your balance sheet and reflect reinsurance. Refer to paragraph 11 of SOP 94-5.

RESPONSE:    The Company has revised the Registration Statement on page F-50 in accordance with this comment.

Note 16: Business Segments

125.
Disclose whether operating segments have been aggregated or state that these are the segments reviewed by management. Refer to paragraph 26 of FAS 131.

RESPONSE:    The Company has revised the Registration Statement on page F-57 in accordance with this comment.

Schedules

126.
In accordance with Rule 7-05 of Regulation S-X, please present the following schedules:

•
Schedule I: Summary of investments—other than investments in related parties

•
Schedule IV: Reinsurance

•
Schedule V: Valuation and qualifying accounts.

RESPONSE:    In accordance with Rule 7-05 of Regulation S-X, as the Company indicates on pages F-1 and II-3, all of the required financial statement schedules, other than Schedule III, are omitted from the Registration Statement because the information required by such schedules is either not applicable or is included in the financial statements or the related notes included in the Registration Statement, including the information required by financial statement schedules I, IV and V.

        If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey
cc:
Ms. Whitnie Story
Ms. Lisa Vanjoske
Ms. Sonia Barros
Mr. Dan Greenspan
Mr. Kenneth U. Kuk
Mr. Scott H. DeLong, III
Howard B. Adler, Esq.